Exhibit 99.6

China Xiangtai Food Co., Ltd. Announces Pricing of US$16.5 Million Registered Direct Offering

CHONGQING, China, Nov. 22, 2021 /PRNewswire/ -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("PLIN" or the "Company"), an emerging growth company engaged in the feed raw material wholesale and retail business, today announced that it has entered into a securities purchase agreement with certain investors to sell US$16.5 million of its ordinary shares in a registered direct offering and ordinary share purchase warrants in a concurrent private placement.

Under the terms of the securities purchase agreement, the Company has agreed to sell 17,175,412 ordinary shares in a registered direct offering and warrants to purchase 17,175,412 ordinary shares in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933 provided in Regulation S promulgated thereunder. The warrants will be exercisable 60 days from the date of issuance and have an exercise price of US$1.008. The warrants will expire five years from the date of issuance. The purchase price for one ordinary share and one corresponding warrant will be US$0.96. The gross proceeds to the Company are estimated to be US$16.5 million before deducting placement agent fees and other estimated offering expenses. The Company plans to use the net proceeds from the offering for product research and development, marketing and business development, new business assessment and acquisition, talent acquisition and training, and working capital and general business purposes.

The registered direct offering and the concurrent private placement are expected to close on or about November 24, 2021, subject to satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the exclusive placement agent for this offering. Ortoli Rosenstadt LLP serves as counsel to the Company, and Hunter Taubman Fischer & Li LLC serves as counsel to Univest Securities, LLC in connection with the Offering.

The sale of the ordinary shares in the registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-238700), previously filed with the U.S. Securities and Exchange Commission (the "SEC") on May 26, 2020, and declared effective on July 7, 2020. Such securities are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. When available, copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC's website www.sec.gov or by contacting Univest Securities, LLC by email at info@univest.us or standard mail to Univest Securities, LLC, 375 Park Avenue, 15th Floor, New York, NY 10022.

Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying base prospectus, which provide more information about the Company and such offering. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd., through the recent acquisition of Chongqing Ji Mao Cang Feed Co., Ltd, engages in the feed raw material and feed formula solutions wholesale and retail business. For more information, please visit http://ir.plinfood.com/.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements, including the closing of the offering, involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.
Email: ir@plinfood.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com